FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Morgan Stanley Twentieth Annual India Summit held in Mumbai on June 6, 2018.

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the Morgan Stanley Twentieth Annual India Summit held in Mumbai on June 6, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Morgan Stanley Twentieth Annual India Summit: June 6, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Lazard Asset Management
2.	Group Meeting	Macquarie
3.	Group Meeting	Legatum Group
4.	Group Meeting	Moon Capital
5.	Group Meeting	FSS Asia
6.	One-on-one	Capital Research
7.	One-on-one	Platinum Asset Management
8.	One-on-one	HSBC Global Asset Management
9.	Group Meeting	Alliance Bernstein
10.	Group Meeting	Comgest
11.	Group Meeting	Ellerston Capital
12.	Group Meeting	Value Quest
13.	Group Meeting	York Capial
14.	Group Meeting	Ashmore
15.	Group Meeting	TPG Axon Capital
16.	Group Meeting	Makrana Capital
17.	Group Meeting	Franklin Templeton Investment
18.	Group Meeting	Azentus
19.	Group Meeting	Indus Capital
20.	Group Meeting	British Airways Pension fund
21.	Group Meeting	Invesco
22.	One-on-one	Government of Singapore

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 8, 2018	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager